UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Lands’ End, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509F105

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105

1.	Names of reporting persons. ESL Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,615,280
	8.	Shared voting power 0
	9.	Sole dispositive power 6,615,280
	10.	Shared dispositive power 8,359,011
11.	Aggregate amount beneficially owned by each reporting person 14,974,291
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 46.9% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. SPE I Partners, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 45,156
	8.	Shared voting power 0
	9.	Sole dispositive power 45,156
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 45,156
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.1% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. SPE Master I, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 58,156
	8.	Shared voting power 0
	9.	Sole dispositive power 58,156
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 58,156
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. RBS Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,718,592
	8.	Shared voting power 0
	9.	Sole dispositive power 6,718,592
	10.	Shared dispositive power 8,359,011
11.	Aggregate amount beneficially owned by each reporting person 15,077,603
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.2% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. ESL Institutional Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,077
	8.	Shared voting power 0
	9.	Sole dispositive power 3,077
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,077
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. RBS Investment Management, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,077
	8.	Shared voting power 0
	9.	Sole dispositive power 3,077
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,077
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. CRK Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 224
	8.	Shared voting power 0
	9.	Sole dispositive power 224
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 224
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. ESL Investments, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,721,893
	8.	Shared voting power 0
	9.	Sole dispositive power 6,721,893
	10.	Shared dispositive power 8,359,011
11.	Aggregate amount beneficially owned by each reporting person 15,080,904
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.2% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

CUSIP No. 51509F105

1.	Names of reporting persons. Edward S. Lampert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,080,904
	8.	Shared voting power 0
	9.	Sole dispositive power 6,721,893
	10.	Shared dispositive power 8,359,011
11.	Aggregate amount beneficially owned by each reporting person 15,080,904
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.2% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of June 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2015, that was filed by the Issuer with the Securities and Exchange Commission on June 9, 2015.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”, and together with SPE I, the “SPEs”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment to report: (i) a distribution of shares of Common Stock by SPE Master I on a pro rata basis to its partners, including to RBS; (ii) a distribution of shares of Common Stock by SPE I on a pro rata basis to its partners, including to RBS; and (iii) a distribution of shares of Common Stock by RBS to Mr. Lampert on a pro rata basis.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On July 31, 2015, to facilitate the orderly liquidation of the SPEs by the end of July 2015, as required by the SPEs’ partnership agreements, the SPEs distributed under the 10b5-1 Plans an aggregate of 929,813 shares of Common Stock on a pro rata basis to their partners, including RBS, and established a holdback reserve of 10% of the SPEs securities to account for any contingent liabilities. Subsequently, RBS distributed to its partner (Mr. Lampert) all shares of Common Stock received from the SPEs.

Of the 929,813 shares of Common Stock that were distributed by the SPEs pursuant to the 10b5-1 Plans, the limited partners of the SPEs received a number of such shares, subject to the 10% holdback reserve, with a value (calculated at the time of the distribution and together with other assets of the SPEs to be distributed to the limited partners) equal to such limited partners’ capital account values as of June 30, 2015 and RBS (and thereafter Mr. Lampert) received the remaining shares. Based on the market prices as of July 30, 2015, 198,311 of such shares were distributed to the limited partners and 731,502 of such shares were distributed to RBS (and thereafter Mr. Lampert).”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of August 3, 2015, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	14,974,291	(1)	46.9%	6,615,280		0	6,615,280		8,359,011	(1)
SPE I Partners, LP	45,156		0.1%	45,156		0	45,156		0
SPE Master I, LP	58,156		0.2%	58,156		0	58,156		0
RBS Partners, L.P.	15,077,603	(1)(2)	47.2%	6,718,592	(2)	0	6,718,592	(2)	8,359,011	(1)
ESL Institutional Partners, L.P.	3,077		0.0%	3,077		0	3,077		0
RBS Investment Management, L.L.C.	3,077	(3)	0.0%	3,077	(3)	0	3,077	(3)	0
CRK Partners, LLC	224		0.0%	224		0	224		0
ESL Investments, Inc.	15,080,904	(1)(4)	47.2%	6,721,893	(4)	0	6,721,893	(4)	8,359,011	(1)
Edward S. Lampert	15,080,904	(1)(5)	47.2%	15,080,904	(1)(5)	0	6,721,893	(5)	8,359,011	(1)

(1)	This number includes 8,359,011 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 6,615,280 shares of Common Stock held by Partners, 45,156 shares of Common Stock held by SPE I and 58,156 shares of Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners, SPE I and SPE Master I.
(3)	This number includes 3,077 shares of Common Stock held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Institutional.
(4)	This number includes 6,615,280 shares of Common Stock held by Partners, 45,156 shares of Common Stock held by SPE I, 58,156 shares of Common Stock held by SPE Master I, 3,077 shares of Common Stock held by Institutional and 224 shares of Common Stock held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities beneficially owned by, CRK LLC.
(5)	This number includes 6,615,280 shares of Common Stock held by Partners, 45,156 shares of Common Stock held by SPE I, 58,156 shares of Common Stock held by SPE Master I, 3,077 shares of Common Stock held by Institutional, and 224 shares of Common Stock held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 8, 2014).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on April 8, 2014).

99.3	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated by reference to Exhibit 99.3 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.4	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.5	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.5 to the Amendment to the Schedule 13D filed on July 6, 2015).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2015	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert

	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

LANDS’ END, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
SPE I Partners, LP	07/31/2015	Pro-Rata Distribution to its Partners		406,408	$0
SPE Master I, LP	07/31/2015	Pro-Rata Distribution to its Partners		523,405	$0
RBS Partners, L.P.	07/31/2015	Acquisition from SPE I Partners, LP and SPE Master I, LP as a result of a Pro-Rata Distribution	731,502		$0
RBS Partners, L.P.	07/31/2015	Pro-Rata Distribution		731,502	$0
Edward S. Lampert	07/31/2015	Acquisition from RBS Partners, L.P. as a result of a Pro-Rata Distribution	731,502		$0

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 8, 2014).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on April 8, 2014).

99.3	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated by reference to Exhibit 99.3 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.4	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.5	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.5 to the Amendment to the Schedule 13D filed on July 6, 2015).